FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-17212


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Truist Securities, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
          ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__740 Battery Ave_____
(No. and Street)

__Atlanta__	__Georgia__	__30339__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Donald Morris__	__404-502-2982__	__donald.morris@truist.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers, LLP_____
(Name – if individual, state last, first, and middle name)

__214 N. Tryon, Suite 4200__	__Charlotte__	__NC__	__28202__
(Address)	(City)	(State)	(Zip Code)

__October 20, 2003__	__238__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Morris, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Truist Securities, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CAROL H CALDERON
My Commission Expires 08-13-2026
NOTARY PUBLIC
CLAYTON COUNTY, GEORGIA

Signature: Donald Morris

Title: Chief Financial Officer

Carol H. Calderon
Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Truist Securities, Inc.

(A Wholly Owned Subsidiary of Truist Financial Corporation)

Financial Statements and Supplemental Information

Year Ended December 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Truist Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Truist Securities, Inc. (the "Company") as of December 31, 2025, and the related statements of comprehensive income, of changes in shareholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, the Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, 214 N Tryon Suite #4200 Charlotte, NC 28202
T: (704) 344 7500, www.pwc.com/us

PricewaterhouseCoopers LLP

February 24, 2026

We have served as the Company's auditor since 2019.

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Financial Condition

As of December 31, 2025
(In Thousands, Except Share Amounts)

Assets

Cash and cash equivalents	$ 72,138
Cash segregated under federal and other regulations	1
Deposits with clearing organizations	40,791
Receivables from brokers and dealers	55,577
Receivables from customers	1,641
Securities purchased under agreements to resell	1,287,809
Securities borrowed	1,291,069
Securities owned and derivatives (including encumbered securities of $903,367)	2,527,409
Accrued interest and other income receivable	85,152
Goodwill and other intangibles, net of accumulated amortization of $10,245	170,682
Net receivables for unsettled securities transactions	27,380
Net deferred tax assets	29,379
Other assets	15,064
Total assets	5,604,092

Liabilities and shareholder's equity

Liabilities

Securities sold but not yet purchased and derivatives	1,578,129
Securities sold under agreements to repurchase	853,281
Lines of credit payable to related parties	125,000
Accrued compensation and benefits	82,568
Accrued interest payable	21,041
Income taxes payable to parent	8,564
Payables to brokers and dealers	6,427
Payables to customers	426
Other liabilities	4,812
Total liabilities	2,680,248

Shareholder's equity

Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding	100
Additional paid-in capital	1,400,743
Retained earnings	1,523,001
Total shareholder's equity	2,923,844
Total liabilities and shareholder's equity	$ 5,604,092

The accompanying notes are an integral part of these financial statements.


Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Comprehensive Income

Year Ended December 31, 2025
(*In Thousands*)


Revenues		
Corporate finance fees	$	400,689
Underwriting fees		427,165
Interest		238,080
Commissions		59,442
Trading gains, net of losses		(44,210)
Total revenues		1,081,166
Expenses		
Compensation and benefits		275,018
Fees paid to related parties		210,691
Interest		133,032
Outside processing and software		57,371
Occupancy and equipment		14,682
Investment banking deal expenses		28,951
Other		33,128
Total expenses		752,873
Income before income taxes		328,293
Provision for income taxes		74,409
Net income	$	253,884

The accompanying notes are an integral part of these financial statements.

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2025
(In Thousands)

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total
Balance, December 31, 2024	$	100	$	1,360,054	$	1,269,117	$ 2,629,271
Net income		-		-		253,884	253,884
Non-cash contribution from the Parent		-		40,689		-	40,689
Balance, December 31, 2025	$	100	$	1,400,743	$	1,523,001	$ 2,923,844

The accompanying notes are an integral part of these financial statements.


Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Cash Flows

Year Ended December 31, 2025
(In Thousands)


Operating activities

Net income	$	253,884
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		370
Amortization of intangibles		1,098
Deferred tax expense (benefit)		4,912
Non-cash contribution from the Parent		40,689
Net change in operating assets and liabilities:		
Securities owned		144,656
Securities purchased under agreements to resell and securities borrowed		(236,170)
Securities sold but not yet purchased		93,082
Securities sold under agreements to repurchase		(326,719)
Accrued compensation and benefits		(11,165)
Net payable (receivable) for unsettled securities transactions		(22,336)
Accrued interest and other income receivable		(17,947)
Deposits with clearing orgs		(455)
Accrued interest payable		2,901
Payables to brokers and dealers		(2,898)
Customer payables		(19,367)
Income taxes payable		8,564
Income tax receivable from Parent		16,821
Customer receivable		4,484
Receivable from brokers and dealers		97,057
Other assets and liabilities		(3,924)
Net cash provided by operating activities		27,537

Investing activities

Net cash used in investing activities		-

Financing activities

Net cash provided by financing activities		-

Net change in cash and cash equivalents		27,537
Cash and cash equivalents, beginning of year		44,601
Cash and cash equivalents, end of year	$	72,138

Supplemental cash flow information
Cash paid:

Interest	$	130,131
Income taxes paid to Parent	$	44,290

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Truist Securities, Inc. (the Company) is a wholly owned subsidiary of Truist Financial Corporation (the Parent). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The Company's corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company self-clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third-party clearing broker.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amounts of cash and cash equivalents approximate their fair values.

Deposits with Clearing Organizations

Participants in clearing organizations are required to maintain a minimum cash deposit as part of their daily clearing fund requirement. The calculation of the amount required to be on deposit is based on the outstanding trades through the clearing organization.

Goodwill and Other Intangibles

The Company tests goodwill on an annual basis on October 1 for impairment and as events occur or circumstances change that would more-likely-than-not reduce the fair value below its carrying amount. There were no such impairments for the year ended December 31, 2025. The Company has identified intangible assets, other than goodwill, with finite lives that are amortized over their useful lives based upon the estimated economic benefits received and are carried at amortized cost.

The following table presents the changes in the carrying amount of goodwill and other intangibles for the year ended December 31, 2025:

(In thousands)	Goodwill	Intangibles	Total
Balance, December 31, 2024	$ 169,927	$ 1,853	$ 171,780
Amortization		(1,098)	(1,098)
Balance, December 31, 2025	$ 169,927	$ 755	$ 170,682

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased. It is the Company's policy to take possession of or control of securities purchased under agreements to resell at the time these agreements are entered into. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize securities sold under agreements to repurchase. This collateral is valued daily and the Company or the counterparty may be required to deposit additional securities or return securities pledged when appropriate. The counterparties to these agreements are typically dealers of U.S. government securities and financial institutions.

Securities borrowed result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained or refunded as warranted under the respective agreements.

Interest accrued on securities purchased under agreements to resell and securities borrowed transactions is included in accrued interest and other income receivable in the statement of financial condition and interest income in the statement of comprehensive income. Interest accrued on securities sold under agreements to repurchase is included in accrued interest payable on the statement of financial condition and interest expense in the statement of comprehensive income. The carrying amount of collateralized securities transactions is deemed to be a reasonable estimate of their fair value. For additional information on the Company's activities related to collateralized securities transactions see Note 6, *Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase.*

Securities Owned, Securities Sold But Not Yet Purchased, and Derivatives

Unless otherwise indicated, securities are priced by the trading desk and independently validated against pricing received from third party pricing sources. Equity securities owned are valued at the last reported price on the exchange that they trade. Securities not readily marketable are valued at

their estimated fair value based on quoted bid prices or using pricing models, as determined by management. Realized and unrealized gains and losses are included in trading gains, net of losses, in the statement of comprehensive income. Realized gains on the sales of securities are generally determined based on the sale of positions held on a first-in, first-out basis. Amounts receivable and payable for regular-way securities transactions that have not reached their contractual final settlement date are recorded in net receivables for unsettled securities transactions on the statement of financial condition.

Securities sold but not yet purchased ("short sales") represent an obligation of the Company to purchase the required securities in the future at prevailing market prices in order to make delivery and are therefore carried at fair value. The Company is exposed to market risk for these short sales because the security's future market value may exceed the amount recognized in the statement of financial condition. To manage this market risk, the Company actively manages its market exposure and may hold financial instruments that can be used to hedge these obligations. For additional information on the Company's activities related to securities owned, securities sold but not yet purchased, and derivatives see Note 7, *Fair Value of Financial Instruments.*

Leases

The Company leases certain assets, consisting primarily of real estate, and assesses at contract inception whether a contract is, or contains, a lease. A right-of-use asset and lease liability is recorded on the balance sheet for all leases except those with an original lease term of twelve months or less. For additional information on the Company's activities related to leases see Note 8, *Leases*.

Related Party Transactions

Both the Parent and Truist Bank (the Affiliate Bank) provide certain services and staff support functions for their affiliates, and the Company pays a fee for those services. The Company earns revenue from affiliates for providing certain corporate finance, underwriting, and trading services. For additional information on the Company's related party transactions see Note 10, *Transactions with Related Parties*.

Income Taxes

The Company's provision for income taxes is based on income and expense reported for financial statement purposes after adjustments for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These deferred assets and liabilities are measured using the enacted tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Subsequent changes in the tax laws require adjustment to these deferred assets and liabilities with the cumulative effect included in

the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the provision for income taxes, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial, and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the provision for income taxes.

The Company's operating results are included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. The method of allocating federal income tax expense is determined under tax allocation agreements between the Company and the Parent. The allocation agreements specify that the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities for consolidated and combined income tax returns are made by the Parent. Additionally, the Company files and makes payments for its own separate state income tax returns in certain jurisdictions. For additional information on the Company's activities related to income taxes, see Note 11, *Income Taxes*.

Credit Losses

The Company accounts for estimated credit losses on financial assets measured on an amortized cost basis in accordance with ASC Subtopic 326-20. This subtopic requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. No expected credit losses have been recorded under ASC Subtopic 326-20 for the year ended December 31, 2025. Below is a description of the various types of financial assets that are within the scope of ASC Subtopic 326-20.

Receivables

The Company's receivables include amounts from underwriting and corporate finance activity, securities failed to deliver and other receivables with customers and broker-dealers, accrued interest, as well as cash deposits with clearing organizations. These amounts are short-term in nature. The Company also presents a net amount payable for unsettled securities transactions. As noted in ASC 940-320-05-4, the risk of nonperformance of regular-way settling trades is minimal, given the following: (a) they are fully collateralized on the trade date, (b) the period of time between trade and settlement date is reasonably short, and (c) most securities are affirmed by both parties to the trade and settle net through a clearing entity. Accordingly, receivables and payables arising from these unsettled regular-way transactions may be recorded net. The Company continually reviews the credit quality of its counterparties and monitors the aging of receivables.

Securities purchased under agreements to resell and securities borrowed.

Securities purchased under agreement to resell and securities borrowed transactions require the Company to deliver cash in exchange for securities. Interest on such contract amounts is accrued and is included in the statement of financial condition in accrued interest and other income receivable. The Company has established policies and procedures for mitigating credit risk on these transactions that include (a) reviewing and establishing limits for credit exposure, (b) monitoring the market value of securities purchased or borrowed and obtaining additional collateral as necessary to ensure appropriate collateralization, and (c) continually assessing the creditworthiness of counterparties. Where eligible, the Company applies the collateral maintenance practical expedient in estimating any allowance for credit losses. The Company determines if it is eligible for the collateral maintenance practical expedient and considers the credit quality of these assets and the related need for an allowance for credit losses. These determinations and considerations are based on several factors: the daily revaluation of the underlying collateral used to secure the contract amounts, the counterparty's continuing ability to meet additional collateral requests, and the Company's right to sell the securities collateralizing the contract amounts when additional collateral requests are not met by the counterparty or the contract amounts are not returned on demand. Where not eligible for this practical expedient, any potential expected credit losses would be limited to the Company's net exposure after consideration of the market value of collateral. The majority of this net exposure has an open or overnight maturity, which provides the Company with the option to either re-price or close out transactions on a daily basis. The option mitigates any risk extending beyond one day. For more information on these transactions, see Note 6, *Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase*.

Revenue Recognition

The following table reflects the Company's total revenue disaggregated by the amount that is in scope and out of scope of ASC Topic 606. The commentary following the table describes the Company's accounting policies for recognizing revenue, including the nature and timing of each revenue stream. The Company's contracts with customers generally do not contain terms that require significant judgment to determine the amount of revenue to recognize, the timing of when performance obligations to the customer are satisfied, or the amount of costs incurred to obtain or fulfill a contract with a customer.

	Year Ended December 31, 2025		
	(in thousands)		
	In Scope	**Out of Scope**	**Total**
Corporate finance fees	$ 109,329	$ 291,360	$ 400,689
Underwriting fees	427,165	-	427,165
Interest	-	238,080	238,080
Commissions	59,442	-	59,442
Trading gains, net of losses	-	(44,210)	(44,210)
Total revenues	$ 595,936	$ 485,230	$ 1,081,166

Corporate finance fees, which primarily include in-scope advisory as well as out of scope loan syndication fees, are negotiated based on specific services offered. Revenue is recognized for in scope services at the point in time that the Company's performance obligation under the contract is complete upon closing of the transaction. Revenue is recognized for the out of scope services at the point in time that the transaction closes. Payments for these services are settled shortly after closing. Revenue and expense are presented gross on the statement of comprehensive income. Retainers and other fees received from customers prior to recognizing revenue are recorded as contract liabilities.

Underwriting fees are primarily based on the issuance price and quantity of the underlying instruments, and the execution of the client's transaction on the trade date represents the completion of the performance obligation. The Company recognizes revenue at this point in time as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. The Company acts in a principal capacity in these transactions as it is responsible for selling its portion of the underwriting and is liable for the proportionate costs of the underwriting. Therefore, the Company's portion of underwriting expense is presented gross of underwriting fees as investment banking deal expenses on the statement of comprehensive income. The transaction price is based on a percentage of the total transaction amount and payments are settled shortly after the trade date.

Commissions are earned primarily for trade execution services, which represent the Company's performance obligation. The Company satisfies its performance obligation on the trade date, and therefore recognizes commissions revenue on that date. Revenue and expense are presented gross on the statement of comprehensive income. Payments are settled shortly after trade date.

The Company recognizes trading gains, net of losses, from the purchase and sale of securities. The Company also recognizes trading gains, net of losses, as a result of changes in the fair value of securities. The Company's securities owned, securities sold but not yet purchased, and derivatives include various types of debt and equity securities. For additional information see section

regarding securities owned, securities sold but not yet purchased, and derivatives in Note 2, *Summary of Significant Accounting Policies,* and Note 7, *Fair Value of Financial Instruments*.

As of December 31, 2025, the Company did not have any material contract assets or liabilities.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes*. This ASU amends ASC Topic 740 to enhance the transparency and usefulness of income tax disclosures by providing for additional information regarding rate reconciliation, taxes paid, and other disclosures. The amendments has become effective for public business entities for annual periods beginning after December 15, 2024.   The adoption of this ASU has not had a material impact on these financial statements.

4. Subsequent Events

The Company evaluated subsequent events through the issue date of its financial statements. Based upon this evaluation no material events or transactions occurred that require recognition or disclosure in these financial statements.

5. Cash and Securities Segregated Under Federal and Other Regulations

The Company is subject to SEC Rule 15c3-3 which requires the Company to segregate cash and/or qualified securities in an account for the exclusive benefit of customers. At December 31, 2025, a U.S. Treasury security with a fair value of $30.4 million and cash of $1 thousand were segregated in a special reserve account for the exclusive benefit of the Company's customers. The security is included within securities owned and derivatives in the statement of financial condition.   The cash is included within cash segregated under federal and other regulations in the statement of financial condition.

6. Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell are collateralized primarily by U.S. government securities. Securities borrowed are collateralized primarily by corporate securities. Securities sold under agreements to repurchase are collateralized primarily by corporate debt securities and state and municipal obligations. These securities purchased under agreements to resell, securities borrowed, and securities sold under agreements to repurchase are carried at the amounts at which the securities will be subsequently resold or repurchased. Securities purchased under agreements to resell and securities borrowed are primarily used to cover firm short positions. In connection with these activities, the Company had accepted collateral with a fair value of $2.5 billion that it was permitted to resell or repledge and had resold or repledged $1.6 billion of that collateral as of

December 31, 2025. Securities sold under agreements to repurchase are primarily used to fund firm securities inventory.

The following is a summary of securities sold under agreements to repurchase and the fair market value of related collateral pledged as of December 31, 2025 (in thousands):

	Overnight Maturities	Term < 30 days	Total	Fair Market Value of Collateral
U.S. Treasury securities	$ 78,281	$ -	$ 78,281	$ 77,684
Corporate debt	300,000	374,934	674,934	701,767
State and municipal obligations	100,000	66	100,066	106,687
Total collateral pledged	$ 478,281	$ 375,000	$ 853,281	$ 886,138

Securities purchased under agreements to resell ("reverse repurchase transactions") and securities sold under agreements to repurchase ("repurchase transactions") are governed by a master repurchase agreement. Securities borrowed are governed by a master securities lending agreement. Under the terms of these agreements, all transactions between the Company and the counterparty constitute a single business relationship such that in the event of default, the non-defaulting party is entitled to set off claims and apply property held by that party in respect of any transaction against obligations owed. Any payments, deliveries, or other transfers may be applied against each other and netted. These amounts are limited to the contract asset/liability balance, and accordingly, do not include excess collateral received/pledged. The company has not elected to net such financings on the statement of financial condition. Had the company elected to net, assets and liabilities would have been reduced by $78.3 million.

The following table includes the amount of collateral pledged or received related to exposures subject to these agreements as of December 31, 2025. While these agreements are typically over-collateralized, GAAP requires disclosure in this table to limit the amount of such collateral to the amount of the related recognized asset or liability for each counterparty. Repurchase and reverse repurchase transactions that met the right of setoff criteria are shown in the table below.

(in thousands)	Gross Amount	Amount Offset	Net Amount Presented in Statement of Financial Condition	Amount Not Offset in Consolidated Balance Sheets	Held/Pledged Financial Instruments	Net Amount
Assets						
Securities purchased under agreements to resell	$ 1,287,809		$ 1,287,809	$ 78,281	$ 1,197,968	$ 11,560
Securities borrowed	1,291,069	-	1,291,069	-	1,243,203	$ 47,866
Total Assets	$ 2,578,878	$ -	$ 2,578,878	$ 78,281	$ 2,441,171	$ 59,426
Liabilities						
Securities sold under agreements to repurchase	$ 853,281	$ -	$ 853,281	$ 78,281	$ 775,000	$ -
Total Liabilities	$ 853,281	$ -	$ 853,281	$ 78,281	$ 775,000	$ -

7. Fair Value of Financial Instruments

The Company's recurring fair value measurements are based on a requirement to carry certain assets and liabilities at fair value. The carrying value of financial instruments presented on the statement of financial condition that are not measured at fair value approximates fair value. Assets and liabilities that are required to be measured at fair value on a recurring basis include securities owned, securities sold but not yet purchased, and derivatives; and they are classified on the basis of the measurement inputs employed as level 1, 2, or 3 within the fair value hierarchy as follows:

Level 1 – Quoted prices for identical instruments in active markets

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. The assumptions used to estimate the value of an instrument have varying degrees of impact to the overall fair value of the asset or liability. This process involves gathering multiple sources of information including broker quotes, values provided by pricing services, trading activity in other identical or similar securities, market indices, and data from the FINRA Trade Reporting and Compliance Engine (TRACE). When observable market prices for the asset or liability are not available, the Company employs various modeling techniques, such as discounted cash flow analyses, to estimate fair value. Models used to produce material financial reporting information are validated prior to use and following any material change in methodology. Their performance is monitored at least quarterly, and any material deterioration in model performance is escalated.

The Company has formal processes and controls in place to support the appropriateness of its fair value estimates, including an independent price validation function that provides oversight for these estimates. For level 2 instruments and certain level 3 instruments the validation generally involves evaluating pricing received from two or more third party pricing sources that are widely used by market participants. The Company evaluates this pricing information from both a qualitative and quantitative perspective and determines whether any pricing differences exceed acceptable thresholds. If thresholds are exceeded, the Company assesses the differences between the valuation approaches used. The assessment may include contacting a pricing service to gain further insight into the valuation of a particular security or class of securities to resolve the pricing variance, which could result in an adjustment to the price used for financial reporting purposes.

The Company classifies instruments within level 2 in the fair value hierarchy when it determines that external pricing sources estimated fair value using prices for similar instruments trading in active markets. A wide range of quoted values from pricing sources may imply a reduced level of market activity and indicate that significant adjustments to price indications have been made. In such cases, the Company evaluates whether the asset or liability should be classified as level 3.

Determining whether to classify an instrument as level 3 involves judgment and is based on a variety of subjective factors, including whether a market is inactive. A market is considered inactive if significant decreases in the volume and level of activity for the asset or liability have been observed.

The following table presents securities owned, securities sold but not yet purchased, and derivatives measured at fair value on a recurring basis:

| (in thousands) | Fair Value Measurements at December 31, 2025 | | | | |
	Level 1	Level 2	Level 3	Netting Adjustments[1]	Total Assets/Liabilities
Securities owned and derivatives:					
U.S. government securities[2]	$ -	$ 241,496	$ -	$ -	$ 241,496
Corporate debt and other securities	-	1,571,961	-	-	1,571,961
Commercial paper	-	390,576	-	-	390,576
State and municipal obligations	-	300,745	-	-	300,745
Equity securities	22,624	-	-	-	22,624
Derivatives	-	7	-	-	7
Total securities owned and derivatives	$ 22,624	$ 2,504,785	$ -	$ -	$ 2,527,409
Securities sold but not yet purchased and derivatives:					
U.S. government securities	$ -	$ 295,047	$ -	$ -	$ 295,047
Corporate debt and other securities	-	1,223,390	-	-	1,223,390
Equity securities	59,635	-	-	-	59,635
Derivatives	-	66	-	9	57
Total securities sold but not yet purchased and derivatives	$ 59,635	$ 1,518,503	$ -	$ 9	$ 1,578,129

[1] Amounts represent offsetting cash collateral received from, and paid to, the same derivative counterparties, and the impact of netting derivative assets and derivative liabilities when a legally enforceable master netting agreement or similar agreement exists.

[2] Amount includes $30.4 million of securities segregated under federal and other regulations. For additional information, see Note 5, *Cash and Securities Segregated Under Federal and Other Regulations.*

Trading gains, net of losses, in the statement of comprehensive income includes $11.2 million of net losses on positions still held as of December 31, 2025.

U.S. Treasury securities

The Company classifies U.S. Treasury securities as level 2. For these debt obligations, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third-party pricing service; accordingly, the Company has classified these instruments as level 2.

Corporate debt and other securities

Corporate debt and other securities are predominantly debt obligations of corporations and non-agency ABS securities, and they are classified as level 2. The Company estimates the fair value of these securities based on observable pricing from executed trades of similar instruments

Commercial paper

The Company trades commercial paper (CP) that is generally short-term in nature (less than 30 days) and highly rated. The Company estimates the fair value of the CP based on observable pricing from executed trades of similar instruments and it is, therefore, classified as level 2 in the fair value hierarchy.

State and municipal obligations

The Company's investments in U.S. state and municipal obligations include obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source and are predominantly highly rated. Holdings are geographically dispersed with no significant concentrations in any one state or municipality. The Company derives value for these obligations based on trading activity in secondary markets and new issue pricings in the primary market. These obligations are classified as level 2 in the fair value hierarchy.

Equity Securities

The Company's equity securities consist of exchange-traded equity securities for which pricing is readily available in active markets and are therefore classified as level 1.

Derivatives

The Company records all contracts accounted for as derivatives at fair value in securities owned and derivatives or securities sold but not yet purchased and derivatives in the statement of financial condition. Accounting for changes in the fair value of a derivative is dependent upon whether or not it has been designated in a formal, qualifying hedging relationship. None of the Company's derivatives have been designated in a formal, qualifying hedging relationship. The Company offsets all outstanding derivative transactions with a single counterparty as well as any cash collateral paid to and received from that counterparty for derivative contracts that are subject to legally enforceable netting arrangements and that meet accounting guidance for offsetting treatment.

Securities settling beyond regular-way and when-issued municipal securities

Transactions in securities set to settle beyond regular-way and in when-issued municipal (WIM) securities are considered forward contracts and are accounted for as derivatives. Within the statement of financial condition, the unrealized gains on these transactions are reflected in securities owned and derivatives and the losses on these transactions are reflected in securities sold but not yet purchased and derivatives. These gains and losses are classified as level 2 in the fair value hierarchy and are reflected within trading gains, net of losses, on the statement of comprehensive income. These instruments are used to meet the needs of customers and manage market risks, and they are subject to varying degrees of market and counterparty credit risk. The Company estimates fair value on these securities based on pricing from observable trading activity of similar securities or from a third-party pricing service. At December 31, 2025, the gross notional amount of these derivatives was $41.5 million. The gross fair value of the associated derivative assets was $6 thousand. The gross fair value of these derivative liabilities was $57 thousand. Gains, net of losses, recognized in income was $1.1 million for the year ended December 31, 2025.

Swaps

Transactions in swaps are accounted for as derivatives. Within the statement of financial condition, the unrealized gains on these transactions are reflected in securities owned and derivatives and the losses on these transactions are reflected in securities sold but not yet purchased and derivatives. These gains and losses are classified as level 2 in the fair value hierarchy and reflected within trading gains, net of losses, on the statement of comprehensive income. These instruments are used to manage market risks and are subject to varying degrees of market and counterparty credit risk. The Company estimates fair value on these securities based on pricing from observable trading activity of similar securities or from a third-party pricing service. At December 31, 2025, the gross notional amount of these derivatives was $402.5 million. The gross fair value of the associated derivative liabilities was $9.2 million, less $9.2 million cash collateral pledged. Losses, net of gains, recognized in income was $8.8 million for the year ended December 31, 2025.

8. Leases

The Company leased certain office facilities under operating leases that expired in 2025. Upon expiration of the operating leases the company entered into a lease agreement with an affiliate. Generally, the right-of-use assets do not include renewal options and do include lessee termination options. At lease commencement, the Company assesses whether it is reasonably certain to exercise a renewal option, or reasonably certain not to exercise a termination option, by considering various economic factors. Options that are reasonably certain of being exercised are factored into the determination of the lease term, and related payments are included in the calculation of the right-of-use asset and lease liability. The Company accounts for each separate lease component of a contract and its associated non-lease components as a single lease component for all of its real estate leases. Variable costs, such as maintenance expenses, property and sales

taxes, and association dues, are expensed as they are incurred. The following table presents lease cost for the year ended December 31, 2025 (in thousands):

Operating	$	57
Variable		134
Short-term lease expense		12,030
Total lease cost	$	12,221

9. Employee Benefits

At December 31, 2025, restricted stock units were outstanding from equity-based compensation plans that have been approved by the Parent's shareholders. Those plans are intended to assist the Company in recruiting and retaining employees and directors and to align the interests of eligible participants with those of the Parent and its shareholders. The stock amortization expense is also shown as a non-cash contribution from the parent on the statement of changes in shareholder's equity. All incentive awards are subject to clawback provisions.

All awards allow for accelerated vesting for holders who retire and have met all retirement eligibility requirements or in connection with certain other events. Until vested, awards are subject to forfeiture under specified circumstances.

Generally, grants to employees vest pro-rata annually over three years. Restricted stock units granted may be subject to one or more criteria, including employment, performance, or other conditions. Compensation cost for restricted stock units is generally equal to the fair value of the shares on the grant date of the award and is amortized to compensation expense over the vesting period. The Company's restricted stock unit expense for the year ending December 31, 2025 was $38.8 million, which is included in compensation and benefits expense in the statement of comprehensive income. At December 31, 2025, there was $26.4 million of unrecognized stock-based compensation expense related to nonvested restricted stock units.

The Company's expense related to other employee benefits for the year ending at December 31, 2025 was $10.5 million, which is included in compensation and benefits expense in the statement of comprehensive income.

10. Transactions with Related Parties

Both the Parent and the Affiliate Bank provide certain services and staff support functions for their affiliates and the Company pays a fee for those services. The cost of these services allocated to the Company for the period ending December 31, 2025 was $210.7 million, which is included in fees paid to related parties in the statement of comprehensive income. The Company incurred related party interest expense of $6.4 million. Additionally, the company incurred expense of $12.0 million related to short-term leases with the Affiliate Bank.

The Company earns revenue from affiliates for providing certain corporate finance, underwriting, and trading services. For such activities in 2025, the Company earned $3.9 million in revenue, which is included in the respective line items in the statement of comprehensive income. The Company has a fee sharing agreement in regard to syndicated finance fees with the Affiliate Bank in instances where the Affiliate Bank has underwritten certain transactions.

Balances with respect to related parties at December 31, 2025, are (in thousands):

Cash held at the Affiliate Bank	72,138
Securities of related parties owned	71,789
Securities of related parties sold but not yet purchased	9,401
Line of credit payable to the Parent	125,000
Income tax payable to the Parent	8,564

As of December 31, 2025, the Company had a $400 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate equal to the 1-month SOFR Average plus 0.54% which was 4.46% at December 31, 2025, with interest due monthly. At December 31, 2025, the outstanding balance on this unsecured line of credit was $125 million and is included in lines of credit payable to related parties in the statement of financial condition.

The Company also has a $500 million committed unsecured line of credit with the Affiliate Bank. The line of credit has a stated interest rate equal to SOFR plus 1.75% plus a credit spread adjustment of 0.10% per annum, which was 5.58% at December 31, 2025, with interest due monthly. At December 31, 2025, although there was no outstanding balance included in lines of credit payable to related parties in the statement of financial condition and related activity is presented net in the statement of cash flows, the line is utilized throughout the year.

The Company also has a $5 million overdraft facility note with the Affiliate Bank. The overdraft facility has a stated interest rate equal to the Affiliate Bank's overnight cost of funds at the date of advance plus ten basis points. Advances and accrued interest under the facility are due the following business day. At December 31, 2025, there were no outstanding borrowings under the facility.

11. Income Taxes

The components of the provision for income taxes included in the statement of comprehensive income as determined in accordance with ASC Topic 740, *Income Taxes*, for the year ended December 31, 2025 are presented in the following table (in thousands):

	Current	Deferred	Total
Federal	$ 60,250	$ 4,532	$ 64,782
State	9,247	379	9,626
Total provision for income taxes	$ 69,497	$ 4,911	$ 74,408

The components of the income taxes paid are presented in the following table (in thousands):

Federal	$ 39,603
State & Local	4,687
Total	$ 44,290

*the amount of income taxes paid during the year does not meet the 5% disaggregation threshold.

A reconciliation of the provision for income taxes at the statutory federal income tax rate to the Company's actual provision for income taxes is presented in the following table (in thousands):

	Amount	% of Pre-Tax Income
Federal income tax at statutory rate	$ 68,941	21.0%
State and local income taxes, net of federal tax benefit	7,605	2.3%
Tax Credits	16	0.0%
Other items (nontaxable)	(1,806)	-0.5%
Other, net	(348)	-0.1%
	$ 74,408	22.7%

*State taxes in New York City, New York, California, Massachusetts, and Illinois made up the majority (greater than 50 percent) of the tax effect in this category

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the deferred tax assets (DTAs) or deferred tax liabilities (DTLs) are expected to be realized. The net deferred income tax asset is recorded in the statement of financial condition. The significant DTAs and DTLs as of December 31, 2025 net of the federal impact for state taxes are presented in the following table (in thousands):

Deferred tax assets:	
Employee compensation and benefits	$ 35,683
Other assets	358
Total gross deferred tax assets	36,041
Valuation allowance	-
Total DTAs net of valuation allowance	36,041
Deferred tax liabilities:	
Goodwill & intangibles	6,662
Total DTLs	6,662
Net deferred tax asset (liability)	$ 29,379

A valuation allowance is not required for the federal and state deferred tax assets because the Company believes it is more-likely-than-not that these assets will be realized.

No unrecognized tax benefits have been recorded under ASC Topic 740-10, *Income Taxes*, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within twelve months of this reporting date.

The Parent's federal income tax returns, in which the Company is included, are no longer subject to assessment by the IRS for taxable years prior to 2022. The Parent's 2022 federal income tax returns are under IRS audit. With limited exceptions, the various consolidated or combined state income tax returns filed by the Parent, in which the company is included, along with the Company's separate income tax returns, are no longer subject to assessment by state and local taxing authorities for taxable years prior to 2020.

12. Commitments and Contingencies

Legal Proceedings and Other Legal Matters

The Company is routinely named as a defendant in or a party to numerous actual or threatened legal proceedings and other matters and is or may be subject to potential liability in connection with them. The legal proceedings and other matters may be formal or informal and include litigation and arbitration with one or more identified claimants, certified or purported class actions with yet-to-be-identified claimants, and regulatory or other governmental information-gathering

requests, examinations, investigations, and enforcement proceedings. Claims may be based in law or equity—such as those arising under contracts or in tort and those involving banking, consumer protection, securities, antitrust, tax, employment, and other laws—and some present novel legal theories, allegations of substantial or indeterminate damages, demands for injunctive or similar relief and requests for fines, penalties, restitution, or alterations in the Company's business practices. Our legal proceedings and other matters exist in varying stages of adjudication, arbitration, negotiation, or investigation.

The course and outcome of legal matters are inherently unpredictable. This is especially so when a matter is still in its early stages, the damages sought are indeterminate or unsupported, significant facts are unclear or disputed, novel questions of law or other meaningful legal uncertainties exist, a request to certify a proceeding as a class action is outstanding or granted, multiple parties are named, or regulatory or other governmental entities are involved. As a result, we often are unable to determine how or when actual or threatened legal proceedings and other matters will be resolved and what losses may be incrementally and ultimately incurred. It is possible that the ultimate resolution of these matters, if unfavorable, may be material to the financial position, results of operations, or cash flows of the Company, or cause significant reputational consequences.

The Company establishes accruals for legal proceedings and other matters when potential losses become probable and the amount of loss can be reasonably estimated. Accruals are evaluated each quarter and may be adjusted, upward or downward, based on our best judgment after consultation with counsel and others. No assurance exists that our accruals will not need to be adjusted in the future. Actual losses may be higher or lower than any amounts accrued, possibly to a significant degree.

Truist also provides estimates of reasonably possible losses, including for disclosed matters, when potential losses become reasonably possible and the amount of loss can be reasonably estimated. The Company estimates reasonably possible losses in excess of amounts accrued will not be material. This estimate does not represent the Company's maximum loss exposure, and actual losses may vary significantly. Also, the outcome of a particular matter may be one that the Company did not take into account in its estimate because the Company judged the likelihood of that outcome to be remote. In addition, the matters underlying this estimate may change from time to time. Estimated losses, like accruals, are based upon currently available information and involve considerable uncertainties and judgment.

For certain matters, the Company may be unable to estimate the loss or range of loss, even if it believes that a loss is probable or reasonably possible, until developments in the matter provide additional information sufficient to support such an estimate. These matters are not accrued for and are not reflected in the estimate of reasonably possible losses.

13. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for this indemnification. For the year ended December 31, 2025, the Company experienced no losses as a result of the indemnity.

The Company utilizes the Fixed Income Clearing Corporation (FICC) for trade comparisons, netting and settlement of fixed income securities. As a Government Securities Division netting member, the Company has a commitment to the FICC to meet its financial obligations as a central counterparty clearing house in the event the FICC has insufficient liquidity recourses through a potential Capped Contingency Liquidity Facility (CCLF) repurchase transaction. This commitment would be based on the Company's share of its liquidity burden on the FICC. The Company believes that it is unlikely it will have to be counterparty to a potential committed liquidity resource repurchase transaction under this agreement and has not recorded a liability in the financial statements.

14. Segment Disclosures

The Company operates as one reportable segment as a broker-dealer, which is comprised of several classes of services, including buying and selling securities for its customers and its own account, investment banking, and advisory services. TSI's chief operating decision maker (CODM) is the chief executive officer. The CODM manages the Company, assesses performance, and decides how to allocate resources based on net income of the Company as a whole, as constructed and presented on the statement of comprehensive income. The Company manages its business activities on a consolidated basis with the various product lines sharing a common economic environment with similar services, processes, and customers. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 2, *Summary of Significant Accounting Policies.*

15. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit balances arising from

customer transactions, as defined. At December 31, 2025, the Company had net capital, as defined, of $1.8 billion, which was $1.8 billion in excess of the required net capital.

Supplemental Information

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2025
(In Thousands)

Computation of net capital

Total shareholder's equity		$ 2,923,843
Total capital and allowable subordinated borrowings		2,923,843
Deductions and/or charges:		
Nonallowable assets:		
Accrued interest, receivables, and other assets	75,238	
Goodwill and other intangibles, net of accumulated depreciation	170,682	
Deposits with clearing organizations	12,037	
Deferred tax assets	29,379	
Fixed assets, net of accumulated depreciation	71	
Total nonallowable assets	287,407	
Other deductions or charges	160,283	447,690
Net capital before haircuts on securities positions		2,476,153
Open contractual commitments	1,900	
Haircuts on securities:		
Corporate debt obligations	506,336	
U.S. government obligations	6,625	
State and municipal obligations	20,292	
Commercial paper	235	
Equity securities	10,632	
Other securities	69,335	
Swaps	10,181	625,536
Net capital		$ 1,850,617

Computation of alternative net capital requirement

2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation or minimum net capital requirement (if greater)	1,000
Excess net capital	$ 1,849,617
Net capital in excess of 5% of aggregate debit items or 120% of the net capital requirement if greater	$ 1,849,417

There are no material differences between this computation and the Company's unaudited Financial and Operational Combined Uniform Single ("FOCUS") Report as of December 31, 2025, filed on January 23, 2026.

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule II
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025
(In Thousands)

Credit balances:		
Customer-related fails to receive	$	426
Market value of short securities and credits in all suspense accounts over 30 calendar days		365
Total credit balances		791
Debit balances:		
Customer-related fails to deliver		1,640
Gross debits		1,640
Less 3%		(49)
Total debit balances		1,591
Reserve computation:		
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$	-
Amount on deposit in the "Reserve Bank Account" at December 31, 2025	$	30,405

There are no material differences between this computation and the Company's unaudited Financial and Operational Combined Uniform Single ("FOCUS") Report as of December 31, 2025, filed on January 23, 2026.


Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025


1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

               None

A. Number of items   None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

               None

B. Number of items   None

There are no material differences between this computation and the Company's
unaudited Financial and Operational Combined Uniform Single ("FOCUS") Report as of
December 31, 2025, filed on January 23, 2026.